東方有色集團有限公司
ONFEM HOLDINGS LIMITED

04012334

12th January, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 9th January, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTEREST IN A NON WHOLLY-OWNED SUBSIDIARY
AND
MOVEMENT IN THE PRICE AND TRADING VOLUME OF THE SHARES

On 8th January, 2004, OCL entered into a letter of confirmation with Chengyu pursuant to which OCL has agreed to acquire, subject to the terms and conditions of the Letter of Confirmation, the 20% of the equity interest in ZOBHP held by Shining Metals at an aggregate consideration of RMB12,859,256.00 (excluding taxes and other expenses) (equivalent to approximately HK$11,894,604.00).

Shining Metals is a connected person of the Company under the Listing Rules and therefore the Acquisition constitutes a connected transaction of the Company. Pursuant to Rule 14.26(2) of the Listing Rules, the Company is required to convene a general meeting to approve the Acquisition. However, June Glory, the major shareholder of the Company, which does not have any interest (whether directly or indirectly) in the Acquisition, has already issued to the Company a written certificate evidencing its approval of the Acquisition and as confirmed by the Company, no shareholder is interested in the Acquisition nor is required to abstain from voting if a general meeting of the Company is to be held for approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver from convening a general meeting of the Company to approve the Acquisition and the Stock Exchange has agreed to grant such waiver to the Company.

A circular containing, among other things, details of the Acquisition, the recommendation of the independent board committee of the Company and an opinion letter from the independent financial adviser to the independent board committee of the Company will be dispatched to the Shareholders as soon as practicable in compliance with the Listing Rules.

The Directors have noted the recent increase in the price and the increase in the trading volume of the Shares and wish to state that save as the Acquisition disclosed in this announcement, the Directors are not aware of any other reasons for such increases.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 9th January, 2004 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 12th January, 2004.

LETTER OF CONFIRMATION

Date: 8th January, 2004

Parties:

Vendor: Chengyu
Purchaser: OCL

Assets to be purchased:

20% of the equity interest in ZOBHP

Consideration:

The aggregate consideration payable by OCL under the Letter of Confirmation is RMB12,859,256.00 (excluding taxes and other expenses) (equivalent to approximately HK$11,894,604.00) in cash and is intended to be funded by the internal resources of the Group. The aggregate consideration is the bid price offered at a public auction held by Chengyu in the PRC on 8th January, 2004 and the commission payable to Chengyu.

Based on the audited accounts of ZOBHP, the net tangible asset value of ZOBHP as at 31st December, 2002 was approximately RMB136,419,000.00 (equivalent to approximately HK$126,185,000.00). The net loss before and after taxation for the year ended 31st December, 2002 were both approximately RMB3,676,000.00 (equivalent to approximately HK$3,400,000.00) whereas the net loss before and after taxation for the year ended 31st December, 2001 were both approximately RMB4,371,000.00 (equivalent to approximately HK$4,043,000.00).

The terms of the Letter of Confirmation are on normal commercial terms and are considered by the Directors to be fair and reasonable after taking into account the legal opinion issued by a PRC legal adviser of the Company.

Payment terms:

The consideration of the Acquisition is payable according to the following time table:

1. RMB1,000,000.00 (equivalent to approximately HK$924,984.00) has been paid upon signing of the Letter of Confirmation;
2. the remaining balance of RMB11,859,256.00 (equivalent to approximately HK$10,969,620.00) is payable on or before 15th January, 2004.

Completion:

Upon full payment of the consideration and in accordance with the documents prescribed by the court in the PRC, Chengyu will assist OCL in registering the transfer of the 20% equity interest in ZOBHP.

Completion of the Acquisition is subject to all necessary approvals and consents in connection with the Acquisition from the relevant PRC authorities and the conversion of ZOBHP from a Sino-foreign equity joint venture (中外合資企業) to a wholly foreign-owned enterprise (外商獨資企業) under the PRC laws.

INFORMATION ON ZOBHP

ZOBHP is a Sino-foreign equity joint venture incorporated under the laws of the PRC with limited liability. ZOBHP was established in 1999 and is principally engaged in property development.

Prior to the Acquisition, OCL held 80% equity interest in ZOBHP. Following the completion of the Acquisition, ZOBHP will become a wholly-owned subsidiary of OCL.

It has been agreed that following completion of the Acquisition, the directors of ZOBHP nominated by Shining Metals will resign and OCL will nominate its representatives to the board of directors of ZOBHP.

REASONS FOR THE ACQUISITION

As stated in the 2002 annual report of the Company, the Company aims at improving operational efficiency of the Group as a whole. The Board considers that the Acquisition will facilitate OCL to implement its decision on the development of Haitian Garden project and in turn improve the efficiency of ZOBHP's operation.

Therefore, the entering of the Letter of Confirmation is in line with the strategy of the Company and is in the interest of the Company and its Shareholders.

CONNECTED TRANSACTION

Shining Metals is a connected person of the Company under the Listing Rules and therefore the Acquisition constitutes a connected transaction of the Company. Pursuant to Rule 14.26(2) of the Listing Rules, the Company is required to convene a general meeting to approve the Acquisition. However, June Glory, the major shareholder of the Company, which does not have any interest (whether directly or indirectly) in the Acquisition, has already issued to the Company a written certificate evidencing its approval of the Acquisition and as confirmed by the Company, no shareholder is interested in the Acquisition nor is required to abstain from voting if a general meeting of the Company is to be held for approving the Acquisition. Therefore, the Company has applied to the Stock Exchange for a waiver from convening a general meeting of the Company to approve the Acquisition and the Stock Exchange has agreed to grant such waiver to the Company.

A circular containing, among other things, details of the Acquisition, the recommendation of the independent board committee of the Company and an opinion letter from the independent financial adviser to the independent board committee of the Company will be dispatched to the Shareholders as soon as practicable in compliance with the Listing Rules.

MOVEMENT IN THE PRICE AND TRADING VOLUME OF THE SHARES

This statement is made at the request of the Stock Exchange.

The Directors have noted the recent increase in the price and the increase in the trading volume of the Shares and wish to state that save as the Acquisition disclosed in this announcement, the Directors are not aware of any other reasons for such increases.

Save as the Acquisition disclosed in this announcement, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors individually and jointly accept responsibility for the accuracy of this statement.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 9th January, 2004 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 12th January, 2004.

DEFINITIONS

"Acquisition"	the acquisition of the 20% of the equity interest in ZOBHP by OCL at RMB12,859,256.00 (equivalent to approximately HK$11,894,604.00)
"Board"	the board of directors (including the independent non-executive directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Chengyu"	Zhuhai Chengyu Auction Company Limited (珠海市誠譽拍賣有限公司), an independent third party not connected with the Directors, chief executive, substantial shareholders of the Company, any of its subsidiaries or their associates (has the meaning ascribed thereto under the Listing Rules)
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company
"Letter of Confirmation"	the letter of confirmation on successful bid dated 8th January, 2004 and entered into between Chengyu and OCL in respect of the sale and purchase of 20% equity interest in ZOBHP currently held by Shining Metals
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"OCL"	ONFEM Company Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company holding 80% equity interest in ZOBHP prior to the completion of the Acquisition
"PRC"	the People's Republic of China
"Shining Metals"	Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), a company incorporated in the PRC holding 20% equity interest in ZOBHP prior to the completion of the Acquisition
"Shareholders"	shareholders of the Company
"Shares"	ordinary shares of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司), a Sino-foreign equity joint venture established in the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 9th January, 2004

For the purpose of this announcement, translations of RMB into HK$ or vice versa have been calculated by using an exchange rate of HK$1.00 to RMB1.0811.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

收購非全資附屬公司股份權益之關連交易
及
股份價格及交投量變動

於二零零四年一月八日，OCL與驍譽簽訂了一份確認書，據此，OCL同意按照該確認書之條款及條件購入由鑫光持有之海天置業20%股份權益，總代價為人民幣12,859,256.00元（不包括稅項及其他費用）（相等於約港幣11,894,604.00元）。

根據上市規則，鑫光為本公司之關連人士，因此，該收購構成本公司之關連交易。根據上市規則第14.26(2)條，本公司須召開股東大會以通過該收購。然而，June Glory（其為本公司之重大股東及於該收購中並無任何利益（直接或間接））已向本公司發出一份書面證書確認其批准該收購，而本公司亦確認並無任何股東於該收購中擁有利益或需要於通過該收購之股東大會上放棄投票權。因此，本公司已向聯交所申請豁免召開本公司股東大會以通過該收購而聯交所亦同意授予本公司該豁免。

本公司將根據上市規則儘快向股東寄發一份載有（其中包括）該收購之詳情、本公司獨立董事委員會之建議及由獨立財務顧問致本公司獨立董事委員會之意見函件之通函。

董事注意到最近股份價格及交投量上升，並聲明除本公佈所披露之該收購外，董事沒有發現導致此等上升之任何其他原因。

應本公司之要求，股份已由二零零四年一月九日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已申請於二零零四年一月十二日上午九時三十分起恢復買賣股份。

該確認書

日期：　二零零四年一月八日

合約方：

賣方：　驍譽

買方：　OCL

所購入之資產：

海天置業20%股份權益

代價：

OCL按照該確認書而需要支付之總代價為現金人民幣12,859,256.00元（不包括稅項及其他費用）（相等於約港幣11,894,604.00元）及將備由本集團之內部資源支付。該總代價包括於二零零四年一月八日由驍譽於中國舉行之公開拍賣會上所提出之價格及應付予驍譽之佣金。

根據海天置業之經審核帳目，海天置業於截至二零零二年十二月三十一日之有形資產淨值約為人民幣136,419,000.00元（相等於約港幣126,185,000.00元）。截至二零零二年十二月三十一日止年度之除稅前及除稅後淨虧損均約為人民幣3,676,000.00元（相等於約港幣3,400,000.00元），而截至二零零一年十二月三十一日止年度之除稅前及除稅後淨虧損均約為人民幣4,371,000.00元（相等於約港幣4,043,000.00元）。

該確認書之條款為一般商業條款並獲董事（經參考一份由本公司中國法律顧問發出之法律意見函件後）認為公平及合理。

付款條款：

該收購之代價將按照以下之時間表支付：

1. 人民幣1,000,000.00元（相等於約港幣924,984.00元）於簽署該確認書時已經支付；
2. 人民幣11,859,256.00元（相等於約港幣10,969,620.00元）之餘額將於二零零四年一月十五日或以前支付。

完成：

當代價全數已繳付及根據中國法院頒佈之文件所述，驍譽將協助OCL完成收購海天置業20%股份權益之轉名過戶手續。

於取得由中國相關機構所發出之所有所需有關該收購之批准及允許和根據中國法律將海天置業由一家中外合資企業轉為一家外商獨資企業後，該收購方為完成。

海天置業資料

海天置業為一家根據中國法律而成立之有限責任中外合資企業。海天置業於一九九九年成立，其主要業務為物業發展。

於該收購前，OCL持有海天置業80%股份權益。待該收購完成後，海天置業將成為OCL之全資附屬公司。

待該收購完成後，由鑫光委任之海天置業董事將會辭任及OCL將委任其代表加入海天置業之董事會。

進行該收購之原因

誠如本公司2002年年報內所述，本公司致力改善本集團整體營運效率。董事會認為該收購將有助OCL執行其對發展海天花園項目作出之決定，繼而改善海天置業之營運效率。

因此，簽署該確認書與本公司之策略一致及符合本公司及其股東之利益。

關連交易

根據上市規則，鑫光為本公司之關連人士，因此，該收購構成本公司之關連交易。根據上市規則第14.26(2)條，本公司須召開股東大會以通過該收購。然而，June Glory（其為本公司之重大股東及於該收購中並無任何利益（直接或間接））已向本公司發出一份書面證書確認其批准該收購，而本公司亦確認並無任何股東於該收購中擁有利益或需要於通過該收購之股東大會上放棄投票權。因此，本公司已向聯交所申請豁免召開本公司股東大會以通過該收購而聯交所亦同意授予本公司該豁免。

本公司將根據上市規則儘快向股東寄發一份載有（其中包括）該收購之詳情、本公司獨立董事委員會之建議及由獨立財務顧問致本公司獨立董事委員會之意見函件之通函。

股份價格及交投量變動

本聲明應聯交所之要求而作出。

董事注意到最近股份價格及交投量上升，並聲明除本公佈所披露之該收購外，董事沒有發現導致此等上升之任何其他原因。

除本公佈所披露之該收購外，董事謹此確認，並無任何有關擬備收購或變賣之商談或協議為根據上市協議第三段而須予公開者，董事亦不知悉有任何足以或可能影響價格之事宜為根據上市協議第二段所規定之一般責任而須予公開者。

董事願就本聲明之準確性承擔個別及共同責任。

暫停及恢復股份買賣

應本公司之要求，股份已由二零零四年一月九日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已申請於二零零四年一月十二日上午九時三十分起恢復買賣股份。

釋義

「該收購」	指	OCL以人民幣12,859,256.00元（相等於約港幣11,894,604.00元）購入海天置業20%股份權益
「董事會」	指	本公司董事會（包括獨立非執行董事）
「本公司」	指	東方有色集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「驍譽」	指	珠海市驍譽拍賣有限公司，為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等之聯繫人士（上市規則所賦予之涵義）概無關連
「董事」	指	本公司之董事（包括獨立非執行董事）
「本集團」	指	本公司及其附屬公司
「June Glory」	指	June Glory International Limited，一家於英屬處女群島註冊成立之有限公司，其目前持有本公司已發行股本約53.95%
「該確認書」	指	就於二零零四年一月八日競投成功後由驍譽及OCL就有關出售及購入目前由鑫光持有之海天置業20%股份權益而簽訂之拍賣成交確認書
「上市規則」	指	聯交所證券上市規則
「OCL」	指	東方有色有限公司，一家於香港註冊成立之有限公司，其為本公司之間接全資附屬公司，其於完成該收購前持有海天置業80%股份權益
「中國」	指	中華人民共和國
「鑫光」	指	珠海鑫光集團股份有限公司，一家於中國註冊成立之公司，其於完成該收購前持有海天置業20%股份權益
「股東」	指	本公司之股東
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「海天置業」	指	珠海東方海天置業有限公司，一家於中國成立之中外合資企業
「港幣」	指	香港不時流通之法定貨幣
「人民幣」	指	中國不時流通之法定貨幣

承董事會命
董事總經理
王宗東

香港，二零零四年一月九日

* 僅供識別

就本公佈而言，換算人民幣為港幣（反之亦然）所採用之匯率為港幣1.00元兑人民幣1.0811元。